January 24, 2006

Mail Stop 4561

Robert B. Dillon, President
Exobox Technologies Corporation
6303 Beverly Hill, Suite 210
Houston, TX 77057


      Re:	Exobox Technologies Corporation
		Registration Statement on Form 10-SB
      Filed December 21, 2005
		File No. 0-51689


Dear Mr. Dillon:

	We have reviewed your filing and have the following comments. Please note that your filing will go effective by lapse of time sixty days from the date upon which you filed this registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934. Considering the nature and extent of our comments, we urge that you either promptly amend the registration statement in order to allow the staff sufficient time for review prior to effectiveness or withdraw the filing as soon as possible in order that it not go effective by lapse of time. Please file an amendment by February
3,
2006 to comply with the staff`s comments. If you cannot amend the filing by that time to comply with the staff`s comments, you should consider withdrawing the filing before it becomes effective by operation of law on February 20, 2006 and then refiling it at such time as you can comply. Please note that you should file the request for withdrawal by February 17, 2006.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.



      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-SB
General
1. We note that Part I of your Form 10-SB contains statements that you are relying on the statutory safe harbor afforded by Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Please be advised that these safe harbors are not available to non-reporting issuers. Please revise your disclosure to remove the safe harbor language or disclose that such safe harbors are not available to Exobox. We note similar disclosure in various press releases as well.

Business
2. Please consider including disclosure of the address of your website. See Item 101(c)(3) of Regulation S-B.
History and Organization
Business Strategy
3. Please fully describe the business history of Exobox
Technologies
Corporation, a Nevada corporation and Exobox Technologies Corporation, a Delaware corporation, including all former names. As a part of this discussion, please disclose the terms of the reverse acquisition and the parties involved, the price paid, how the price was determined, the number of holders of record of each company, and the business purpose of the transaction. In this regard, we note that both companies were non-reporting entities at the time of the acquisition. Further Exobox Technologies, a Nevada corporation, appears to have been a "blank check" company, since according to note
1 of its financial statements it had no operations as of July 31, 2005 and was "seeking a merger partner."
4. Please revise your business discussion to clarify the current status of your business operations, your proprietary technology, and products (i.e., SUEZ and SOS software). Your current description is extremely general. You need to provide an investor with a clear understanding of your business, your day-to-day operations, the current status of your products, timetables associated with the products, and the costs involved at each stage. Clarify whether you intend to use third-party vendors to develop your products in the future. In this regard, we note a November 28, 2005 Business Wire article stating that your agreement with OSR provides that OSR will develop and provide Exobox a commercially viable product for Windows within eleven months, for a turnkey fee once it has completed the software development plan; we are unable to locate comparable disclosure in your filing.
5. We note that your second risk factor discloses that Exobox will require $3,000,000 in additional financing to fund completion of your product development. Please disclose in this section and elsewhere, as necessary, how that figure was derived.
6. Please define the term, "CRC checking," as used in these sections.
7. Please disclose the results of the evaluation of your product by the National Institute of Standards and Technology and by OSR Open Systems Resources, Inc. In this regard, please briefly identify these organizations and disclose that you now have an agreement with
OSR for them to adapt your product for use in a Microsoft Windows environment. Please disclose the material terms of the agreement.
8. Please support your claims for the proactive nature and effectiveness of your product, describing the environment in which it has been shown to be so.
9. Explain the role of MCC Financial Services in Exobox and any compensatory arrangements. We note two press releases announcing the retention of that firm.

Management`s Discussion and Analysis
General
10. We note that you have not reported any revenue. In view of this, explain how you have considered providing the disclosure required by
Item 303(a) of Regulation S-B.

Results of Operations
11. Please expand the discussion of the changes in costs to include reasons for those changes rather than simply quantifying the changes.
We particularly note the significant decrease in research and development expense. Please include a discussion of the reason(s) for this change.

Liquidity and Capital Resources
12. You disclose that you had working capital of $857,370 as of October 31, 2005. Explain to us how this amount was determined.
13. Please describe the principal terms of the PIPE financing, including the identity of the company with whom you have made the arrangements - Manillo Investors. Clarify, if true, that you have arranged for this financing in order to pay for development of your product by OSR.

Item 5. Directors, Executive Officers, Promoters, and Control
Persons
14. Please identify the specific employers for each named person for each of the past five years. See Item 401 of Regulation S-B.

Executive Compensation
15. Please see Item 402(b) of Regulation S-B, which specifies that the compensation reported in the Summary Compensation Table, must be for the last fiscal year. In your case, that would be July 31, 2005, and any subsequent payments should be discussed in the narrative.
16. Your risk factor discussion states that you have six employment agreements. We presume that these agreements are with named executive officers. As such, please disclose the material terms and file the agreements as exhibits. Material commitments under these agreements should be disclosed in Management`s Discussion and Analysis.

Recent Sales of Unregistered Securities
17. Please revise this section to disclose all issuances of unregistered securities by Exobox Nevada and Exobox Delaware for the past three years. See Item 701 of Regulation S-B. Disclose the specific exemption upon which each entity relied in each issuance of its securities and include the facts and circumstances that support your claim to that exemption. Where you have relied upon Section 4(2)
and/or Rule 506, please state whether the investors were accredited or sophisticated with access to information.

Financial Statements
General
18. Based on information contained in various parts of your filing, it appears that the transaction between Exobox and Exobox Delaware represents, for accounting purposes, a recapitalization of Exobox Delaware. If so, then the transaction would not be considered a business combination for accounting purposes. In that case, presentation of financial statements of the accounting acquiree, Exobox, or pro forma financial information reflecting the transaction would not be appropriate. Given this, explain to us your basis for concluding that presentation of this information is appropriate.
19. Explain to us, in reasonable detail, your basis for concluding that Exobox Delaware is the accounting acquirer. As part of your response, clearly describe all material terms and rights of the preferred shares. Also, explain how the conversion terms of the preferred shares operate. Consider providing an example demonstrating the number of shares that would be issued if the conversion occurred on October 31, 2005.

Financial Statements for the interim period ended October 31, 2005 Statement of Expenses
20. The net loss per common share calculation for the interim period
presented appears to have been based on 451,994 weighted average common shares outstanding. However, it appears that there were 5,000,000 common shares outstanding at July 31, 2005 and 10,867,500 shares outstanding at October 31, 2005. Please explain to us the how weighted average number of shares used for your earnings per share calculations is consistent with actual common shares outstanding during the respective periods.

Notes to Financial Statements
Note 3 -  Patents
21. Tell us how you assess your deferred patent costs for recoverability. We reference paragraphs 11-17 of SFAS 142.

Note 4  - Preferred Stock and Common Stock
22. Reconcile your disclosure in Note 4 that each preferred share issued in the September 15, 2005 transaction is convertible at a rate of 90.785877% to the disclosure in the business section which indicates that the preferred shares are convertible at a rate of 97%.
23. Please explain to us in thorough detail how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion features of the convertible preferred stock and warrants issued as part of the "Units" sold to private investors in October and November of 2005 include embedded derivatives that you should account for at fair value under SFAS 133. Similarly, address the terms of the Series A and Series B convertible preferred stock issued as part of the reverse acquisition on September 15, 2005. For further guidance see pages 30 through 32 in the Division of Corporation Finance Current Accounting and Disclosure Issues Guide at http://www.sec.gov/divisions/corpfin/acctdis120105.pdfin.




Note 7 - Commitments
24. Disclose the nature and terms of the agreement entered into beginning January 1, 2006 for software design services to be provided or acquired from a third party. Further, within MD&A, describe what these services are and how you intend to utilize these software design services.

Annual Financial Statements for the Years Ended July 31, 2005 and
July 31, 2004
Report of Independent Registered Public Accounting Firm
25. We note that the audit report issued with respect to the financial statements of Exobox Technologies Corp. (formerly known as
Exobox Technologies LLC) does not address the cumulative financial information for the period from inception through July 31, 2005. Please note that auditor association with cumulative data on an annual basis is required as long as the registrant is in the development stage.

      You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Marc Thomas at (202) 551-3452 or Brad
Skinner
at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Hugh
Fuller
at (202) 551-3852 or me at (202) 551-3730 with any other
questions.


Sincerely,


Barbara C. Jacobs
Assistant Director

CC:	Robert L. Sonfield, Jr.
      Managing Director
      Sonfield & Sonfield
      770 South Post Oak Lane, Suite 435
      Houston, TX 77056
	Facsimile: (713) 877-1547